EXHIBIT 29
                 [Schnitzer Steel Industries, Inc. letterhead]


                                 PRESS RELEASE

December 2, 1996
FOR IMMEDIATE RELEASE
Contact: Tom Zelenka (503)323-2821

             SCHNITZER ANNOUNCES COMPLETION OF PROLER TENDER OFFER

Portland, Oregon - December 2, 1996, Schnitzer Steel Industries, Inc. (NASDAQ:SCHN) today announced that it successfully completed its tender offer to acquire the common stock of Proler International Corp. (Proler) at $9.00 per share. At the expiration of the tender offer at midnight on Friday, November 29, 1996, 4.1 million shares of Proler stock (or about 86% of the outstanding shares) had been tendered, and all tendered shares have been accepted for payment by a Schnitzer subsidiary. "We are pleased to have completed the acquisition of Proler," stated Robert W. Philip, president of Schnitzer. "This acquisition is consistent with our belief in the long-term growth of the scrap business. We believe that this acquisition will be additive to earnings. We also look forward to working with the Hugo Neu organization to grow the Proler and Hugo New joint venture operations."

The preceding paragraph contains a forward looking statement regarding the effect of the Proler acquisition on future earnings. The impact of the acquisition on earnings will depend primarily on the profitability of the joint ventures as well as scrap market conditions generally. Future market conditions are subject to supply and demand conditions and decisions of other market participants over which the Company has no control and which are inherently difficult to predict.

Schnitzer operates one of the largest scrap recycling businesses in the Western United States. The Company supplies ferrous scrap to Asian and domestic steel producers through its scrap collection, processing and deep water facilities located in Oakland, California; Portland, Oregon; and Tacoma, Washington. The Company also operates collection and processing facilities in Eugene, Bend, White City and Grants Pass, Oregon; and Sacramento and Fresno, California. Schnitzer's subsidiary, Cascade Steel Rolling Mills, Inc. (Cascade) operates the only vertically integrated mini-mill in the Western United States which can obtain its entire scrap requirements from its own scrap operations. Cascade's steel mini-mill in McMinnville, Oregon manufactures rebar, merchant bar, fence posts, special sections and grape stakes. In addition, Cascade maintains mill depots in Union City and El Monte, California.

Proler is an environmental services company involved in the recovery and recycling of scrap metals and industrial wastes to produce high-quality, commercial products.